SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------


                                   FORM 11-K


(Mark One):
[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended December 31, 1999

[     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED).

         For the transition period from _____________ to ________________

                          Commission file number 1-9389

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: C&D TECHNOLOGIES SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             C&D TECHNOLOGIES, INC.
                             1400 UNION MEETING ROAD
                               BLUE BELL, PA 19422

                                C&D TECHNOLOGIES
                                  SAVINGS PLAN

                               REPORT ON AUDITS OF
                              FINANCIAL STATEMENTS
                          as of and for the years ended
                           December 31, 1999 and 1998
                            AND SUPPLEMENTAL SCHEDULE
                              as of the year ended
                                December 31, 1999

                                C&D TECHNOLOGIES
                                  SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                                                                  Pages
                                                                  -----

Report of Independent Accountants                                   2

Financial Statements:
   Statements of Net Assets Available for
       Benefits as of December 31, 1999 and 1998                    3

   Statements of Changes in Net Assets Available
       for Benefits for the years ended
       December 31, 1999 and 1998                                   4

   Notes to Financial Statements                                   5-10

Supplemental Schedule:
   Schedule H, Part IV, Item 4i* - Assets Held for
       Investment Purposes as of December 31, 1999                 11





      *Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1999.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
    of the C&D Technologies Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the C&D Technologies Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP

June 2, 2000
Philadelphia, Pennsylvania

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                          C&D TECHNOLOGIES SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998



                               ASSETS               1999             1998
                                                    ----             ----

Investments                                      $29,687,286     $26,032,776

Participants' loans receivable                       275,506         277,747

Contributions receivable:
     Employer                                        151,821          29,256
     Employees                                        72,609          87,935
     Receivable for investments sold                 173,071           -
                                                  ----------      ----------

                       Total assets               30,360,293      26,427,714
                                                  ----------      ----------

                             LIABILITIES

Payable for investments purchased                    122,211           -
                                                  ----------      ----------

                       Total liabilities             122,211           -
                                                  ----------      ----------

Net assets available for benefits                $30,238,082     $26,427,714
                                                  ==========      ==========



                     The accompanying notes are an integral
                        part of the financial statements.

                          C&D TECHNOLOGIES SAVINGS PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR BENEFITS FOR THE
                     YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                           1999          1998
                                                           ----          ----

Additions to net assets attributed to:
     Net appreciation in fair value of investments    $ 1,692,061    $ 2,877,938
     Interest income                                      387,933        390,472
     Dividend income                                    1,546,136        996,246
     Employer contributions                               844,366        736,353
     Participant contributions                          2,084,048      2,083,424
     Roll-over contributions                              118,429        322,074
     Plan transfer                                          -            589,503
                                                       ----------     ----------

                 Total increase                         6,672,973      7,996,010
                                                       ----------     ----------

Deductions from net assets attributed to:
     Benefits paid to participants                      2,862,605      1,912,964
                                                       ----------     ----------

                 Total deductions                       2,862,605      1,912,964
                                                       ----------     ----------

                 Net increase                           3,810,368      6,083,046

Balance, beginning of year                             26,427,714     20,344,668
                                                       ----------     ----------

Balance, end of year                                  $30,238,082    $26,427,714
                                                       ==========     ==========



                     The accompanying notes are an integral
                        part of the financial statements.

                          C&D TECHNOLOGIES SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


 1.      DESCRIPTION OF PLAN:

         The C&D Technologies Savings Plan ("the Plan") is a defined contribution plan in which certain salaried employees are eligible to participate, with the condition that salaried employees whose terms and conditions of employment are governed by a collective bargaining agreement are only eligible to participate if that agreement states that they are eligible. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         The   following   description   of  the  Plan   provides  only  general
         information. Participants should refer to the official Plan document for a more complete description of the Plan's provisions.

                  CONTRIBUTIONS:

         The Participants may make pre-tax contributions to the Plan in any whole percentage of compensation ranging from 1% to 15%.

         Upon completion of one year of service, the employer will match each participant's contributions on the basis of $.50 for each $1.00 in amounts up to the 8% of compensation. Additional employer contributions may be made upon the discretion of the Board of Directors. Participants are eligible to receive any discretionary contributions if they have completed 1,000 hours of service during the plan year and are employed by the Company on the last day of the plan year. Forfeitures by participants shall be used by the Company to pay Plan expenses or reduce future contributions. Forfeitures of $30,748 occurred in 1999. Of this amount, $12,683 was used to pay Plan expenses. Participants may make voluntary after-tax contributions, but in no event may total pre-tax, after-tax and employer contributions exceed 25% of compensation. Rollovers of lump-sum distributions from another qualified plan will be accepted for plan participants.

                  PLAN TRANSFER:

         In 1998, assets in Power Convertibles Corporation 401(k) Plan were transferred to C&D Technologies Savings Plan in the amount of $589,503. In 1998, Power Convertibles Corporation was merged into the Company. Employees of the former Power Convertibles Corporation are now eligible to participate in the C&D Technologies Savings Plan.

                  PARTICIPANT ACCOUNTS:

         Each   participant's   account  is  credited  with  the   participant's
         contribution, the Company's contribution and an allocation of earnings.

                  VESTING:

         Participants are 100% vested in their own contributions and the earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service as defined in the Plan. Any amount not vested at termination will be forfeited upon the occurrence of five consecutive 1-year breaks-in-service following a participant's termination of employment.

                  PAYMENT OF BENEFITS:

         On termination of service, a participant may elect to receive either a lump sum distribution equal to the value of his or her account, or annual installments.

                  EMPLOYEE LOANS:

         Participants may borrow from their vested contribution balances. The loan is limited to the greater of 50% of the vested contributions or $50,000. The minimum loan amount is $1,000. Loans are repaid through regular payroll deductions. Interest on the loans is charged at a rate no greater than 2% over the Prime Rate at the loan origination date.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                  BASIS OF ACCOUNTING:

         The financial statements of the Plan are prepared on the accrual basis of accounting.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES, CONTINUED:

                  INVESTMENTS:

         Effective February 1, 1986, the Company entered into a deposit administration contract with Connecticut General Life Insurance Company ("Connecticut General"). Under the contract, participants could allocate their contributions between a pooled separate account, invested primarily in common stocks, and a guaranteed long-term account, with a guaranteed interest rate credited to each account monthly. During 1992, the Company withdrew all assets of the pooled separate account with Connecticut General and instead provided mutual fund investment options to participants through Fidelity Investments ("Fidelity"). In 1994, the Connecticut General guaranteed long-term account was terminated with distributions that were paid over five years and invested in the Fidelity Managed Income Portfolio. The final distribution was made in 1999. During 1997, the Company amended the
         Plan to provide additional mutual fund investment options to participants with the Fidelity Low-Priced Stock Fund, Fidelity Diversified International Fund, Spartan U.S. Equity Index Fund, MAS Fixed Income Fund and Company Stock Fund. At that time, the Fidelity
         Balanced Fund was replaced by the Fidelity Puritan Fund as an investment option. The Fixed Income Fund was renamed the Stable Value Fund. The value of the Plan's deposit administration contract investment is included in the financial statements at contract value. The contract value of the Plan's investment in the guaranteed long-term account represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities, and benefits paid to participants. The value of the other investments are based on the fair value of the assets as determined by the respective fund's net asset value at December 31, 1999 and 1998.

         A brief description of the investment options follows:

              FIDELITY MAGELLAN FUND - a growth fund seeking long-term capital growth, current income and growth of income, consistent with reasonable investment risk.

              FIDELITY STABLE VALUE FUND - a fund (not a mutual fund) seeking to preserve capital and to provide a competitive level of income over time. This fund includes the Fidelity Managed Income Portfolio and the guaranteed long-term account with Connecticut General.

              FIDELITY GROWTH & INCOME FUND - a fund seeking long-term capital growth, current income and growth of income, consistent with reasonable investment risk.

              FIDELITY PURITAN FUND - a fund seeking to obtain as much income as possible consistent with the preservation of capital. Capital appreciation is a secondary goal.

 2.      SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES, CONTINUED:

                  INVESTMENTS, CONTINUED:

              FIDELITY LOW-PRICED STOCK FUND - a growth fund seeking long-term capital growth, current income and growth of income, consistent with higher investment risk.

              FIDELITY DIVERSIFIED INTERNATIONAL FUND - a fund seeking long-term capital growth, consistent with higher investment risk.

              FIDELITY SPARTAN U.S. EQUITY INDEX FUND - a growth fund seeking long-term capital growth, current income and growth of income, consistent with reasonable investment risk.

              MAS FIXED INCOME FUND - a Miller Anderson & Sherrerd LLP managed fund seeking to preserve capital and to provide an above-average total return over a market cycle of three to five years.

              C&D TECHNOLOGIES STOCK FUND - a fund seeking capital growth, primarily through investment in C&D Technologies common stock. As a non-diversified, unmanaged, single stock fund, higher investment risk is involved.

         Loans to participants are valued at their principal amount outstanding.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                  EXPENSES:

         Certain administrative expenses are paid by the Company.

                  USE OF ESTIMATES:

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES, CONTINUED:

                  RISKS AND UNCERTAINTIES:

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


 3.      INVESTMENTS:

         The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                      December 31,  December 31,
                                                          1999          1998
                                                      ------------   -----------

         Fidelity Magellan Fund, 65,918 and 53,554
             shares, respectively                      $9,006,415   $6,470,419
         Fidelity Stable Value Fund, 6,291,306 and
             5,863,957 shares, respectively             6,291,306    5,863,957
         Fidelity Growth and Income Fund, 182,255
             and 185,180 shares, respectively           8,595,167    8,488,666
         Fidelity Puritan Fund, 77,815 and 85,433
             shares, respectively                       1,480,824    1,714,635
         Fidelity Spartan U.S. Equity Index Fund,
             35,815 and 18,574 shares, respectively     1,865,616      816,510

         During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,692,061 and $2,877,938, respectively, as follows:

                                                           1999        1998
                                                           ----        ----

             Mutual Funds                              $1,388,026   $2,871,355
             Common stock                                 304,035        6,583
                                                        ---------    ---------

                                                       $1,692,061   $2,877,938
                                                        =========    =========

 4.      PLAN TERMINATION:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.


 5.      PLAN TAX STATUS:

         The Plan has received a favorable determination letter dated September 1998 from the Internal Revenue Service ("IRS") advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC"), and is therefore exempt from federal income taxes under provisions of Section 501(a). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


 6.      RELATED PARTY TRANSACTIONS:

         The Plan's trustee is Fidelity Management Trust Company. The MAS Fixed Income Portfolio is managed by Miller Anderson & Sherrerd LLP. All other funds are managed by Fidelity Investments.

         The Plan is interpreted, administered and operated by a committee comprised of the Company's Vice President & Chief Financial Officer, Vice President - Human Resources, Treasurer, Manager-Compensation and Benefits and Manager - Pension 401(k).

         During 1999 and 1998, the Plan had purchases of C&D Technologies, Inc. common stock in the amount of $706,161 and $818,658, respectively, and sales of C&D Technologies, Inc. common stock in the amount of $801,914 and $342,683, respectively.

                              SUPPLEMENTAL SCHEDULE

                          C&D TECHNOLOGIES SAVINGS PLAN

             SCHEDULE H, PART IV, ITEM 4i - SCHEDULE OF ASSETS HELD
                             FOR INVESTMENT PURPOSES
                             as of December 31, 1999



                                                 (c)
                (b)                  Description of Investment          (e)
(a)  Identity of Party Involved            Rate of Interest         Fair Value
---  --------------------------    -----------------------------    ----------

  *  Fidelity Institutional
      Retirement Services
      Company:                      Magellan Fund                    $9,006,415

                                    Stable Value Fund                 6,291,306

                                    Growth & Income Fund              8,595,167

                                    Puritan Fund                      1,480,824

                                    Low-Priced Stock Fund               675,221

                                    Diversified International Fund      653,436

                                    Spartan U.S. Equity Index Fund    1,865,616

  *  Miller Anderson &
      Sherrerd, LLP                 MAS Fixed Income Fund               411,754

  *  Unitized Stock Fund            C&D TECHNOLOGIES Stock Fund         707,547

     Participant Loans              Interest, 9.75-11.5%,
                                          maturity of 1-10 years        275,506
                                                                     ----------

               Total investments                                    $29,962,792
                                                                     ==========


*Party-in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the C&D Technologies Pension Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        C&D Technologies Savings Plan



Date:     June 23, 2000                 By: /s/ Stephen E. Markert, Jr.
                                            ---------------------------
                                             Stephen E. Markert, Jr.
                                             Vice President and Chief
                                               Financial Officer

                                 EXHIBIT INDEX



     23   Consent of Independent Accountants